UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

NEWELL BRANDS INC.

(Exact name of registrant as specified in its charter)

Delaware	1-9608	36-3514169
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5 Concourse Parkway NE, 8th Floor

Atlanta, GA 30328

Bradford R. Turner

(770) 418-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD and the Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available on the Newell Brands Inc. website at http://ir.newellbrands.com/investor-relations/sec-filings/default.aspx. The content on, or accessible through, any website referred to in this Form SD or the attached Conflict Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report.

Item 1.02	Exhibits

The Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 - Exhibits

Item 3.01	Exhibits

1.01	Newell Brands Inc. Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD for the reporting period beginning January 1, 2025 to December 31, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL BRANDS INC.

Dated: May 29, 2026	By:	/s/ Bradford R. Turner
Bradford R. Turner
Chief Legal and Administrative Officer and Corporate Secretary